Paul Hastings

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Paul,
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(202) 551-1817
farrahshort@paulhastings.com

April 25, 2007

32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of March 2007, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

dlw4/27

PaulHastings

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.1

Schedule 1

Information Published, Filed or Distributed During March 2007

1. Yamaha to Realign Its Music Entertainment Businesses (with Attachment 1, 2 and 3) (Exhibit 1)

2. Yamaha to Sell Shares of Electronic Metals Subsidiary (Exhibit 2)

3. Yamaha to Sell Four Resort Businesses and the Shares of Their Management Companies (Exhibit 3)

Exhibit 1

For immediate release

March 20, 2007

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha to Realign Its Music Entertainment Businesses

The Board of Directors of Yamaha Corporation (Head Office: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka; President: Shuji Ito; Hereinafter: Yamaha) made the decision at its meeting held on March 20, 2007, to conduct an organizational realignment of the music entertainment businesses of the Yamaha Group to facilitate the expansion of the activities going forward.

- Yamaha will establish a management company for its music entertainment businesses by splitting off certain division into the new company.
- Certain of Yamaha's music entertainment businesses will be continued by subsidiaries by splitting off and absorption and through split-offs into newly established companies.
- Each of the companies engaging in music entertainment businesses will be made subsidiaries of the management company through exchanges of shares with the subsidiaries.

1. Objectives of the Realignment

As one of the world's leading producers of musical instruments, Yamaha develops and sells a wide range of instruments and operates music schools in Japan and other countries, while also engaging in music entertainment related businesses. In Japan, since the 1960s, Yamaha has sponsored "Light music contests", "Popular song contests", "Teen's music festival", music festivals for teenagers, and other events to provide amateur music lovers with opportunities to perform in public. Other music entertainment related businesses include the publication of sheet music and scores, magazines, and other printed matter;

distribution of ring tone and true tone content for mobile phones; development of "*Players' Ohkoku*" (Players' Kingdom), a Website housed on an Internet SNS (social network service) that enables amateur musicians to broadcast their performances via the Web; and a record company with well-known artists, such as Miyuki Nakajima, under contract.

The objective of the upcoming realignment will be to enable Yamaha to manage these various music entertainment related businesses, which are now conducted by various divisions within Yamaha and other Group companies, more efficiently and flexibly by bringing together such activities as providing support for amateur musicians; finding, nurturing, and supporting the creative work of music artists; and supplying creative works to the market through various media. Under the new organization that will emerge from the realignment, Yamaha will be well positioned to offer comprehensive services and products related to all aspects of "music," including performance, recording labeling/publishing, and listening. Developing music entertainment related activities in this way will enable Yamaha to deliver the joy and pleasure that music has to offer to a broader range of customers by creating an even larger musical community comprising artists, amateur musicians, and listeners as well as play an important role in expanding the market for music entertainment.

2. Outline of the Scheme for Realigning the Operating Structure of the Music Entertainment Businesses

(1) The activities of the Yamaha division responsible for managing the Digital Content Business Division and consolidated subsidiary Yamaha Music Communications Inc. (YMC), will be continued within Yamaha Music Entertainment Holdings Inc. (YMEH), which will be newly established with the shares of YMC.

(2) The operations of Yamaha's mobile phone and PC music distribution unit within the Digital Content Business Division will be split off, absorbed, and continued by consolidated subsidiary Yamaha Music Media Corporation (YMM). In addition, the music artist management and label unit of the Digital Content Business Division will be split off and continued in a newly established company, Yamaha A and R Inc. (YAR).

(3) The music publishing business of YMM will be split off and continued

under a newly established company, Yamaha Music Publishing Inc. (YMP). YMM will then transfer all the shares of YMP that it receives as consideration for its music publication business to Yamaha as a dividend paid from retained earnings.

(4) YMEH will become the sole owner of the outstanding shares of YMM, YMP, and YAR through an exchange of shares.

(5) YMEH is scheduled to establish a subsidiary, provisionally named Yamaha Music Development Inc., in 2008.

3. Summary of the Split-Offs

(1) Schedule for the Split-Offs

March 20, 2007: Holding of a directors' meeting to approve the plan for the establishment of YMEH and related split-offs, the contract for splitting off and absorbing YMM, and the establishment of YAR and related split-offs.

March 20, 2007: Signing of a contract for the split-off and absorption of the music distribution business into YMM.

June 1, 2007: Scheduled date for the split-offs (Date of effectiveness)

(Note) The establishment of the new companies and the split-offs will be conducted by the Company without the approval of a shareholders' meeting, as specified in Article 804-1 of Japan's Company Law, based on Article 805 of the Company Law. In addition, the split-off and absorption involved in the realignment will be conducted by the Company without the approval of a shareholders' meeting, as specified in Article 783-1 of the Company Law, based on Article 784-3 of the Company Law.

(2) Methods for the Split-Off

(a) With Yamaha as the company to establish a new company and split off a division, YMEH will be established as a new company and receive the division to be split off from Yamaha.

(b) With Yamaha as the company that will split off a division that will be absorbed, the operations of the division to be split off will be absorbed by existing company YMM.

(c) With Yamaha as the company to establish a new company and split off a division, YAR will be established as a new company and receive the division to be split off from

Yamaha.

(3) Reduction in Capital due to the Split-Offs

There will be no reduction in capital as a result of the establishment of new companies and the split-offs or as a result of the split-offs and absorption(hereinafter referred to as the current realignment).

(4) Treatment of Rights to Purchase New Shares and Bonds with Rights to Purchase New Shares

The Company has not issued any rights to purchase new shares or bonds with rights to purchase new shares.

(5) Continuation of Rights and Duties

YMEH (a newly established company that will receive a division split off from Yamaha), YMM (which will absorb a division split off from Yamaha), and YAR (a newly established company that will receive a division split off from Yamaha) will each receive the assets and contractual rights and obligations that Yamaha deems necessary for the continued operation of the business being transferred, and they will receive all rights and continue to perform all duties associated therewith.

(6) Outlook for Performance of Obligations

Yamaha's judgment is that the Company itself, the newly established companies receiving divisions that have been split off from the Company, and the company absorbing divisions split off from the Company will be able to meet their respective obligations.

4. Outline of the Companies at the Time of the Split-Offs

Please refer to Attachment 1.

5. Outline of the Business Divisions that Will Be Continued as a Result of the Current Realignment

(1) Lines of business of the division to be split off and continued	YMEH Division responsible for managing the Digital Content Business Division	YMM Mobile phone and PC content distribution business of the Digital Content Business Division	YAR Music artist management and label business of the Digital Content Business Division
(2) Performance of the divisions to be split off and continued -Sales (¥ million) -Percent of consolidated sales (%) (As of March 31, 2006)	 ¥0 0	 ¥4,794 0.9	 ¥0 0
(3) Assets and liabilities to be transferred with the divisions being split off and continued - Current assets - Fixed assets - Current liabilities -Long-term liabilities	 ¥2,300 million ¥0 ¥0 ¥0	 ¥959 million ¥6 million ¥0 ¥0	 ¥100 million ¥0 ¥0 ¥0

6. Yamaha Group following the Corporate Split-Offs and the Outlook for the Impact on Performance of the Split-Offs

(1) As a result of these corporate split-offs, the Company's name, its address, representative, capital, and date for annual closing of accounts will remain unchanged.

(2) The corporate split-offs described above belong to the category of jointly controlled transactions and will have no impact on consolidated performance. In addition, the impact on Yamaha's accounts will not be material. The corporate split-offs and exchanges of shares to take place among subsidiaries in parallel with the current realignment or following this realignment are also jointly controlled transactions and have no impact on consolidated performance.

For reference: Information on other subsidiaries may be found in Attachment 2, and a diagram of the music entertainment business organization following the realignment may be found in Attachment 3.

7. For Further Information, Please Contact:

Public Relations Division, Public & Investor Relations Group (Telephone: 81-3-5488-6601)

Attachment 1-1

Yamaha Group Companies Affected by the Corporate Realignment

(Information on companies to be newly established and divisions to be split off is as of September 30, 2006.)

(1) Company name	Yamaha Corporation (Company establishing new companies and splitting off divisions)	Yamaha Music Entertainment Holdings Inc. (Company to be established and receive division(s) split off from Yamaha)	Yamaha A and R Inc. (Company to be established and receive division(s) split off from Yamaha)

ny name			
(2) Lines of business	Manufacturing and sale of musical instruments, AV/IT equipment, electronic equipment and metal products, lifestyle-related products, and management of recreation facilities.	Management company for the music entertainment businesses of the Yamaha Group	Music artist management business, and label business
(3) Date of establishment	October 12, 1897	June 1, 2007 (Scheduled)	June 1, 2007 (Scheduled)
(4) Location	10-1, Nakazawa-cho, Hamamatsu, Shizuoka	1-16-7, Dogenzaka, Shibuya, Tokyo	1-16-7, Dogenzaka, Shibuya, Tokyo
(5) Representative	Shuji Ito, President and Representative Director	Keiji Taniguchi, President and Representative Director	Junichi Sumii, President and Representative Director
(6) Paid-in capital	¥28,534 million	¥100 million	¥50 million
(7) Number of shares issued	206,524 thousand	2,000 thousand	1,000 thousand
(8) Net assets	¥187,861 million	--	--
(9) Total assets	¥313,195 million	--	--
(10) Closing of accounts	March 31	March 31	March 31
(11) Number of employees	5,738	40 (Scheduled)	3 (Scheduled)
(12) Principal share-holders	The Master Trust Bank of Japan, Ltd. 8.2% State Street Bank & Trust Co., Ltd. 7.7% Mitsui Sumitomo Insurance Co., Ltd. 4.3% Trust & Custody Services Bank, Ltd., as trustee for Mizuho Bank, Ltd., Retirement	Yamaha Corporation 100%	Yamaha Corporation 100%*

	Benefit Trust Account, re-entrusted by Mizuho Trust and Banking Co., Ltd. 4.3% The Shizuoka Bank, Ltd. 4.0%		

* Following the exchange of shares, Yamaha's interest in Yamaha A and R will be held indirectly.

Attachment 1-2

Outline of the Split-Off and Absorption (Information as of September 30, 2006)

(1) Company name	Yamaha Corporation (Company that will split off a division to be absorbed by another company)	Yamaha Music Media Corporation (Company that will absorb a division split off by another company)
(2) Lines of business	Manufacturing and sale of musical instruments, AV/IT equipment, electronic equipment and metal products, lifestyle-related products, and management of recreation facilities	Production and sale of music publications, creation and sale of multimedia software, import and sale of software from overseas
(3) Date of establishment	October 12, 1897	April 20, 1994
(4) Location	10-1, Nakazawa-cho, Hamamatsu, Shizuoka	8-27, Sakuragaoka-cho , Shibuya, Tokyo
(5) Representative	Shuji Ito, President and Representative Director	Masaharu Korogi, President and Representative Director
(6) Paid-in capital	¥28,534 million	¥350 million
(7) Number of shares issued	206,524 thousand	5 thousand
(8) Net assets	¥187,861 million	¥534 million
(9) Total assets	¥313,195 million	¥1,670 million
(10) Closing of accounts	March 31	March 31
(11) Number of employees	5,738	41
(12) Principal shareholders	The Master Trust Bank of Japan, Ltd. 8.2% State Street Bank & Trust Co., Ltd. 7.7% Mitsui Sumitomo Insurance Co., Ltd. 4.3% Trust & Custody Services Bank, Ltd., as trustee for Mizuho Bank, Ltd., Retirement Benefit Trust Account, re-entrusted by Mizuho Trust and Banking Co., Ltd. 4.3% The Shizuoka Bank, Ltd. 4.0%	Yamaha Corporation 100%*

* Following the exchange of shares, Yamaha's interest in Yamaha Music Media will be held indirectly.

Attachment 2

Outline of Other Companies Affected by the Realignment

(1) Company name	Yamaha Music Publishing Inc.	Yamaha Music Artist Inc.	Yamaha Music Development Inc.
(2) Lines of business	Music-related publishing and administration (including copyrights and masters)	Music artist management business, and label business	Management business for concerts, events and others
(3) Date of establishment	June 1, 2007 (Scheduled)	August 1, 2007 (Scheduled)	2008 (Scheduled)
(4) Location	3-24-22, Shimo-Meguro, Meguro, Tokyo	3-24-22, Shimo-Meguro, Meguro, Tokyo	(Pending)
(5) Representative	Naoki Sugawara	Takumi Shimizu	(Pending)
(6) Paid-in capital	¥100 million	¥50 million	(Pending)
(7) Number of shares issued	--	--	--
(8) Net assets	--	--	--
(9) Total assets	--	--	--
(10) Closing of accounts	March 31	March 31	March 31
(11) Principal shareholder	Yamaha Corporation 100%*	Yamaha Corporation 100%*	

* Following the exchange of shares, Yamaha's interests in Yamaha Music Publishing and Yamaha Music Artist will be held indirectly.

* Yamaha Music Development will be newly established as a subsidiary of Yamaha Music Entertainment Holdings.

Exhibit 1

Attachment 3

Diagram of the Realignment of Yamaha's Musical Software Business Organization



<At Present>
Yamaha Corporation
95%
100%
Yamaha Music Communications
Yamaha Music Media
<After Realignment>
Yamaha Corporation
100%
Yamaha Music Entertainment Holdings (Holding company in charge of managing the Yamaha music entertainment businesses)
(Scheduled to be established in 2008)
100%
Yamaha Music Development
100%
Yamaha A and R
100%
Yamaha Music Artist
95%
Yamaha Music Communications
100%
Yamaha Music Media
100%
Yamaha Music Publishing

Exhibit 2

For immediate release

March 20, 2007

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha to Sell Shares of Electronic Metals Subsidiary

The Board of Directors of Yamaha Corporation (Head Office: 10-1, Nakazawa-cho, Hamamatsu-shi, Shizuoka; President: Shuji Ito; Hereinafter: Yamaha) made the decision at their meeting held on March 20, 2007, to sell 90.0% of the issued shares of Yamaha subsidiary Yamaha Metanix Corporation (Head Office: Shingai 2630, Iwata-shi, Shizuoka; President: Akifumi Inoue; Hereinafter: Yamaha Metanix) to Dowa Metaltech Co., Ltd. (4-14-1, Soto Kanda, Chiyoda-ku, Tokyo; President: Yukio Ishibashi; Hereinafter: Dowa Metaltech). As Yamaha, Dowa Holdings Co.,Ltd. (Parent company of Dowa Metaltech, Head Office:4-14-1, Soto Kanda Chiyoda-ku, Tokyo; President: Masaki Kohno; Hereinafter Dowa Holdings) and Dowa Metaltech have reached basic agreement on the transfer of the shares, the details are as follows. The transfer is scheduled to take place by September 30, 2007.

1. Reason for the Transfer of the Shares

Yamaha Metanix is a wholly owned subsidiary of Yamaha that was established in 1991 when the engineering and manufacturing division of Yamaha's Electronics Equipment and Metal Products segment was transferred into a separate company. In 1998, the sales and administration division of the Electronics Equipment and Metal Products segment was also transferred to Yamaha Metanix, and that company has continued its operations to the present. In view of the fact that the demand for the principal product of Yamaha Metanix, materials for lead frames, has been declining for a long period, Yamaha has

explored ways to further develop its electronic metals business that would stabilize the profitability of Yamaha Metanix. However, Yamaha reached the conclusion that developing new products and strengthening the competitiveness of Yamaha Metanix would be difficult and, accordingly, has considered the possibilities for entering new businesses, concluding alliances with other companies, and other courses of action. Recently, Yamaha received a proposal for further business development from Dowa Metaltech which has been in a business relationship with Yamaha Metanix , based on full understanding of its current situation, suggesting that Yamaha sell 90.0% of the shares it holds in Yamaha Metanix and all of the shares Yamaha holds in associated company Yamaha Olin Metal Co., Ltd. (Yamaha ownership: 50.0%; Head Office: Shingai 2630, Iwata, Shizuoka; President: Naoaki Nagase), to Dowa Metaltech. A basic agreement to this effect has been reached with Dowa Holdings and Dowa Metaltech.

2. Outline of the Company Whose Shares Will Be Sold (As of March 31, 2006)

① Company name: Yamaha Metanix Corporation
② Address: Shingai 2630, Iwata-shi, Shizuoka
③ Representative: Akifumi Inoue, President and Representative Director
④ Date of establishment: November 1, 1991
⑤ Scope of business: Manufacturing and sale of metals for use in electronic products
⑥ Accounting period: March 31
⑦ Number of employees: 244
⑧ Paid-in capital: ¥500 million
⑨ Number of shares issued: 85,000
⑩ Principal shareholder (ownership percentage: Yamaha Corporation (100.0%)
⑪ Indicators of recent business performance (¥ million)

Fiscal year	Ended March 31, 2006	Ended March 31, 2005
Sales	12,682	12,364
Ordinary income	457	821
Net income	328	1,244
Total assets	10,713	10,285

Shareholder's equity	4,108	3,780

3. Outline of the Company Purchasing the Shares

① Company name: Dowa Metaltech Co., Ltd.

② Representative: Yukio Ishibashi, President and Representative Director

③ Address: 4-14-1, Soto Kanda , Chiyoda-ku, Tokyo

④ Scope of business: Metal processing (copper strips, copper alloy strips, brass bars, ceramic substrates, plated products, etc.)

⑤ Principal shareholder (ownership percentage): Dowa Holdings Co., Ltd. (100.0%)

4. Number of Shares, Transfer Price, and Ownership Percentages Following the Transfer

① Number of shares to be sold: 76,500

② After the transfer of shares Yamaha will hold 8,500 shares, representing an ownership percentage of 10.0%.

5. Schedule

March 20, 2007: Decision by the Board of Directors, signing of basic agreement

July 31, 2007 (Scheduled): Signing of the share purchase agreement

September 30, 2007 (Scheduled): Transfer of the shares

6. Impact on Yamaha

Yamaha estimates that, as a result of the transfer of shares, on a consolidated basis, sales for subsequent fiscal years, will be ¥12.6 billion lower, recurring income will be ¥0.4 billion lower, and net income will be ¥0.3 billion lower than they were for the fiscal year ended March 31, 2006.

7. For further information, please contact:

Public Relations Division, Public & Investor Relations Group (Telephone: 81-3-5488-6601)

Exhibit 3

For immediate release

March 23, 2007

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Shuji Ito
Code Number:	7951 (First Section of Tokyo Stock Exchange)

Yamaha to Sell Four Resort Businesses and the Shares of Their Management Companies

The Board of Directors of Yamaha Corporation (Head Office: 10-1, Nakazawa-cho, Hamamatsu-shi, Shizuoka; President: Shuji Ito; Hereinafter: Yamaha) made the decision and signed a basic agreement to sell the commercial real estate of four of Yamaha's resort and recreation businesses (Kiroro Associates Co., Ltd.; Toba Hotel International Co., Ltd.; Nemunosato Co., Ltd.; and Haimurubushi Co., Ltd.), which are described in greater detail below, and all the shares of their respective management companies to the Mitsui Fudosan Co., Ltd. The details of this transaction are as follows.

1. Reason for the Sale

Yamaha has resort and recreation facilities in six locations in Japan, which are managed through operating companies set up for each such facility. The profitability of the recreation business as a whole has suffered because of severe operating conditions, and Yamaha has given consideration to improving its operating performance.

Recently, Yamaha has reached basic agreement with the Mitsui Fudosan Co., Ltd., which plans to move these recreation activities into new business domains, to sell the commercial real estate of four of these facilities and the shares of the respective management companies to Mitsui, on the condition that the employment of personnel and the businesses themselves will be continued.
Please note that the two remaining resort facilities (Katsuragi Golf Club and

Tsumagoi) will continue in operation as previously.

2. Assets to Be Sold under the Transaction

(1)The commercial real estate
"Kiroro," "Toba Hotel International," "Nemunosato," "Haimurubushi"
(2)The shares of their respective management companies:
Kiroro Associates Co., Ltd.
Toba Hotel International Co., Ltd.
Nemunosato Co., Ltd.
Haimurubushi Co., Ltd.

3. Selling Price

The total price agreed upon is ¥4.05 billion. (The breakdown is as follows: ¥2.87 billion for real estate, ¥520 million for the shares of subsidiaries, and ¥660 million for obligations of subsidiaries. Please note that the final selling price will be determined on the date of transfer and the price quoted here is provisional.)

As a result of this transfer, the parent company anticipates that it will report a profit (net income) of ¥6.7 billion as a result of extraordinary gains, tax adjustments, and other factors. However, whether this profit will be recorded in the current period or in the next and subsequent periods has not been decided. On a consolidated basis, the Company anticipates that it will report a profit (net income) of ¥6.6 billion as a result of the transfer.

4. Breakdown of Real Estate to Be Sold (¥ million)

Nature of assets and location		Book value	Selling price	Current usage
Recreation business assets at four facilities: "Kiroro" "Toba Hotel International" "Nemunosato" "Haimurubushi"	Real estate	¥ 940	¥ 590	Recreational and lodging facilities
	Buildings and structures	¥6,600	¥2,280	
Total		¥7,540	¥2,870	

The above selling price is an estimate based on information currently available. The actual selling price will be fixed on the date of the handover.

The location of these assets is as follows:

"Kiroro": 128-1 Aza-Tokiwa, Akaigawamura, Yoichi-gun, Hokkaido;

"Toba Hotel International": 1-23-1 Toba, Toba-shi, Mie;

"Nemunosato": 2692-3 Hazako, Hamajima-cho, Shima-shi, Mie;

"Haimurubushi": 2930-1 Aza-Kohama, Taketomi-cho, Yaeyama-gun, Okinawa

5. Number of Shares to Be Sold and Ownership Percentages before and after the Transfer

Shares to be transferred	Book value	Sale price
Kiroro Associates Co., Ltd.: 570 shares Toba Hotel International Co., Ltd.: 114 shares Nemunosato Co., Ltd.: 238 shares Haimurubushi Co., Ltd.: 4,000 shares	¥200 million	¥520 million

The above selling price is an estimate based on information currently available. The actual selling price will be fixed on the date of the handover.

The Company's ownership following the transfer will be 0 shares, representing 0% of the outstanding shares of the respective companies.

6. Outline of the Subsidiaries to Be Transferred

(1) Kiroro Associates Co., Ltd.

① Head office address: 128-1 Aza-Tokiwa, Akaigawamura, Yoichi-gun, Hokkaido
② Representative: Hiroshi Nakajima, President and Representative Director
③ Date of establishment: October 10, 2001
④ Principal business: Recreation business
⑤ Accounting period: March 31
⑥ Number of employees: 299
⑦ Paid-in capital: ¥380 million
⑧ Number of shares issued: 570
⑨ Principal shareholder (percentage ownership): Yamaha Corporation (100%)
⑩ Recent performance: Sales: ¥4,703 million (year ended March 31, 2006)

(2) Toba Hotel International Co., Ltd.

① Head office address: 1-23-1 Toba, Toba-shi, Mie
② Representative: Masanobu Bessho, President and Representative Director
③ Date of establishment: October 10, 2001
④ Principal business: Recreation business
⑤ Accounting period: March 31
⑥ Number of employees:113
⑦ Paid-in capital: ¥50 million
⑧ Number of shares issued: 114
⑨ Principal shareholder (percentage ownership): Yamaha Corporation (100.0%)
⑩ Recent performance: Sales: ¥2,073 million (year ended March 31, 2006)

(3) Nemunosato Co., Ltd.

① Head office address:2692-3 Hazako, Hamajima-cho, Shima-shi, Mie

② Representative: Toshiaki Koyama, President and Representative Director

③ Date of establishment: October 10, 2001

④ Principal business: Recreation business

⑤ Accounting period: March 31

⑥ Number of employees: 221

⑦ Paid-in capital: ¥60 million

⑧ Number of shares issued: 238

⑨ Principal shareholder (percentage ownership): Yamaha Corporation (100%)

⑩ Recent performance: Sales: ¥3,104 million (year ended March 31, 2006)

(4) Haimurubushi Co., Ltd.

① Head office address: 2930-1 Aza-Kohama, Taketomi-cho, Yaeyama-gun, Okinawa

② Representative: Masaaki Hasegawa, President and Representative Director

③ Date of establishment: February 23, 1996

④ Principal business: Recreation business

⑤ Accounting period: March 31

⑥ Number of employees: 91

⑦ Paid-in capital: ¥200 million

⑧ Number of shares issued: 4,000

⑨ Principal shareholder (percentage ownership): Yamaha Corporation (100%)

⑩ Recent performance: Sales: ¥1,945 million (year ended March 31, 2006)

7. Outline of the Company Purchasing the Shares

(1) Company name: Mitsui Fudosan Co., Ltd.

(2) Head office address:2-1-1, Nihonbashi-muromachi , Chuo-ku, Tokyo

(3) Representative: Hiromichi Iwasa, President and Chief Executive Officer

(4) Paid-in capital: ¥174,296 million (as of September 30, 2006)

(5) Principal shareholders:

(As of September 30, 2006)

Principal shareholders	Number of shares owned	Ownership percentage (%)
The Master Trust Bank of Japan, Ltd. (trust account)	70,151	7.96
Japan Trustee Services Bank, Ltd. (trust account)	60,203	6.83
State Street Bank and Trust Company	28,580	3.24
The Chuo Mitsui Trust & Banking Co., Ltd.	21,965	2.49
State Street Bank and Trust Company 505103	19,095	2.17

(6) Principal business: Real estate

(7) Relationship with Yamaha: None

Note: In some cases, the purchaser of the shares may be a member company of the Mitsui Fudosan Group, other than the parent company outlined above.

8. Schedule

March 23, 2007: Decision by the Board of Directors, signing of the basic agreement

May 31, 2007: Signing of the share purchase agreement (Scheduled)

July 31, 2007: Date for handover of the real estate and the shares (Scheduled)

9. Impact on Yamaha's Performance and Outlook

Assuming that the transactions described here are consummated, Yamaha is scheduled to write off related asset impairment losses during the current fiscal year as extraordinary losses in the amount of ¥4,700 million and is expected to

show a gain in the amount of ¥800 million as a reversal of the allowance for the evaluation of shares of subsidiaries. (¥0 million on a consolidated basis). For the next fiscal year, Yamaha will report gains from the sale of shares of subsidiaries as extraordinary gains in the amount of ¥300 million (¥1 billion on a consolidated basis).

Please note that the sale of the real estate and shares described above will result in realization of losses for tax purposes and a gain of 10.3 billion in tax adjustments. The timing for recognizing this gain (during the current period or subsequently) has not been decided.

In addition, the consummation of the transactions described here will result, in the next and subsequent fiscal years, in a decline in sales of ¥11.8 billion, an increase in recurring income of ¥1.4 billion, and an increase in net income of ¥1.1 billion in comparison with the corresponding figures for the fiscal year ended March 31, 2006.

10. For further information, please contact:

Public Relations Division, Public & Investor Relations Group (Telephone: 81-3-5488-6601)

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